FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

ROYAL DUTCH PETROLEUM COMPANY

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 03 April 2003

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)

General Meeting of Shareholders
Proposals and Explanatory Notes
Long-term Incentive Plan
Voting Instruction Form for registered shareholders
Voting Instruction Form for beneficial holders

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

The Hague, March 21, 2003	PO Box 162 2501 AN The Hague The Netherlands Tel: +31 70 377 4540 Fax: +31 70 377 3115

General Meeting of Shareholders

Dear Shareholder,

I am very pleased to present to you the agenda, together with the proposals and explanatory notes, for the General Meeting of Shareholders on Wednesday, April 23, 2003, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague, The Netherlands. The Company attaches great value to active participation by its shareholders in the decision-making at the General Meeting, and I therefore cordially invite you to attend the meeting.

Please find enclosed the Summary Annual Report and Accounts 2002 and The Shell Report Summary 2002. They are abbreviated versions of the full-length Annual Report and Accounts 2002 of Royal Dutch Petroleum Company and The Shell Report 2002 — Meeting the energy challenge. The Shell Report Summary 2002 provides a review of how Group companies are living up to our Business Principles and contributing to sustainable development and its full-length version also includes the latest verified Group health, safety and environmental data. If you wish to receive the full-length versions of one or both of these reports, please contact one of the addresses on the back cover of the Summary Annual Report. The reports are also available on www.shell.com/annualreport.

If you wish to attend the meeting in person or wish to have yourself represented at the meeting by a proxy appointed by you, you should follow the instructions set out after the proposals and the explanatory notes on the agenda.

If you participate in the Shareholders’ Communication Channel (Communicatiekanaal Aandeelhouders) or hold registered shares, you will also find enclosed a Voting Instruction Form. This form offers a simple way of participating in the decision-making at the meeting without being present, allowing you to state, for each item on the agenda, how you wish your vote to be cast. The notes to the form explain how to use the form.

I look forward to welcoming you on April 23, 2003, in the Circustheater. If you are unable to attend, I hope you will nevertheless make use of your voting rights.

Yours sincerely,

Jeroen van der Veer
President

Established in The Hague, Carel van Bylandtlaan 30
Commercial Register The Hague, No. 2690

Agenda for the General Meeting of Shareholders of Royal Dutch Petroleum Company to be held on Wednesday, April 23, 2003, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague.

1.	Annual Report 2002.

2.	Annual Accounts 2002.

Finalisation of the Balance Sheet as at December 31, 2002, the Profit and Loss Account for the year 2002 and the Notes to the Balance Sheet and the Profit and Loss Account.

Declaration of the final dividend for the year 2002.

Discharge of the Managing Directors of responsibility in respect of their management and of the members of the Supervisory Board for their supervision for the year 2002.

3.	Proposal to approve the adoption of a new Long-term Incentive Plan.

4.	Appointment of a Managing Director.

5.	Appointment of a member of the Supervisory Board.

6.	Appointment of a member of the Supervisory Board owing to retirement by rotation.

7.	Reduction of the issued share capital with a view to cancelling the shares acquired by the Company in its own capital.

8.	Authorisation of the Board of Management, pursuant to Article 98, Book 2 of the Netherlands Civil Code, as the competent body to acquire shares in the capital of the Company.

The Annual Report and the Annual Accounts 2002 are available for inspection at and may be obtained free of charge from the Company (Carel van Bylandtlaan 30, PO Box 162, 2501 AN The Hague, The Netherlands, tel. +31-70-377 4540) and the offices of ABN AMRO Bank N.V. (for inspection: Foppingadreef 22, 1102 BS Amsterdam, The Netherlands; for obtaining free of charge: tel. 076-5799455), Fortis Bank (Nederland) N.V. (Rokin 55, 1012 KK Amsterdam, The Netherlands), ING Bank N.V. (Foppingadreef 7, 1102 BD Amsterdam, The Netherlands), and Rabobank Nederland (Croeselaan 22, 3521 CB Utrecht, The Netherlands). The Annual Report and the Annual Accounts are also accessible at www.shell.com/annualreport. Copies of the Plan documents pertaining to item 3 and of the nominations pertaining to items 4, 5 and 6 on the agenda are available for inspection at and may be obtained free of charge from the Company.

PROPOSALS AND EXPLANATORY NOTES

Item 2
It is proposed:

A	that the Annual Accounts 2002 be finalised;

B	that the final dividend for 2002 be declared at €1.00, so that the total dividend for 2002, including the interim dividend of €0.72 already made payable in 2002, will amount to €1.72, and further that it be resolved to carry forward to the next year the amount of undistributed profit, amounting to €1,566 million; and

C	that the Managing Directors be discharged of responsibility in respect of their management and the members of the Supervisory Board for their supervision for the year 2002.

Item 3

It is proposed to approve the adoption of a new Long-term Incentive Plan (the “Plan”) for Group Managing Directors, including those who are also Managing Directors of Royal Dutch, and other selected senior executives.

The introduction of the Plan has been recommended by the Remuneration and Succession Review Committee (“REMCO”). REMCO is a joint committee of the Supervisory Board of Royal Dutch and the Board of Directors of Shell Transport, the two parent companies of the Royal Dutch/Shell Group of Companies (the “Group”). It has responsibility for making recommendations on remuneration of Group Managing Directors.

In recommending the Plan, REMCO made the following observations:

“Shell’s practice, in terms of the long-term incentive opportunity it offers to its executives, is now substantially below that of the other major integrated oil companies, and the few comparable Dutch and UK companies of the Group’s scope and size. Shell’s approach to executive pay has always been conservative, and continues to be so. However, the level of competitive gap between Shell and its peers is no longer tenable. We therefore propose the introduction of a second element to our long-term incentive structure.”

Under the Plan, Group Managing Directors and selected senior executives may receive a conditional award of shares in either Royal Dutch or Shell Transport. These shares are only released to the extent that the Group achieves challenging performance targets over the three financial years after award, and (subject to certain exceptions as set out in the Plan) the executive remaining in employment over the three-year period.

If adoption of the Plan is approved, the performance targets will be linked to the total shareholder return of the weighted average of the parent companies of the Group relative to two separate groups of comparator companies.

The making of awards under the Plan to Group Managing Directors is at the discretion of REMCO and in any year awards can range from zero to two times base salary (including directors’ fees). The full number of shares comprised in an award will only be received in full for exceptional performance.

No new shares will be issued under the Plan. The Plan will only be operated if its adoption is also approved by the shareholders of Shell Transport.

Details of the remuneration policy under which the Plan will be operated are set out in the Remuneration section on pages 15 to 18 of the Annual Report and Accounts 2002 and pages 5 and 6 of the Summary Annual Report and Accounts 2002.

The Plan, once its adoption has been approved by the shareholders of Royal Dutch and of Shell Transport, will be adopted and operated by Shell Petroleum N.V. and The Shell Petroleum Company Limited, the two Group holding companies. A summary of the Plan and of the performance targets is set out in the enclosed circular.

Item 4

The Supervisory Board and the Board of Management propose that Mr R.J. Routs be appointed as a Managing Director of the Company with effect from July 1, 2003.

Mr Routs, who is of Dutch nationality, was born in Australia in 1946. In 1969 he graduated in Chemical Engineering from the Technical University of Eindhoven, where he obtained a Ph.D. in technical sciences in 1971. In the same year he joined Shell at the Amsterdam Laboratory. During his career he has held various positions in the Netherlands, Canada and the US. He was appointed President and CEO of Equilon Enterprises in the US in 2000 and after the acquisition of Texaco’s interest in Equilon in 2002, he became President and CEO of Shell Oil Products US. In addition, Mr Routs became President of Shell Oil Company and Country Chairman for Shell in the US with effect of September 2002.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 4 listing Mr Routs in first place and Mr J.D. Hofmeister in second place. Mr Hofmeister

(aged 55) is currently Director Human Resources at Shell International in The Hague and London.

Item 5

The Supervisory Board and the Board of Management propose that Mr W. Kok be appointed as a member of the Supervisory Board of the Company with effect from July 1, 2003.

Mr Kok was born in 1938. Starting in 1961, he worked in trade union organisations for 24 years, serving as chairman of the NVV Netherlands Federation of Trade Unions and — following the merger of the NVV with the NKV Dutch Federation of Catholic Trade Unions — the FNV Federation of Netherlands Trade Unions from 1973 to 1985. From 1979 to 1982 he was also chairman of the European Trade Union Confederation. In 1986 he became a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). At the end of 1989, Mr Kok was appointed as Minister of Finance and in August 1994 as Prime Minister, serving for two periods of government up to July 2002. Mr Kok is currently, among other things, adviser to the European Commission on the consequences of expanding the European Union to include ten new members in 2004.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 5 listing Mr Kok in first place and Mr P.L. Folmer in second place. Mr Folmer (aged 60) is currently Legal Director at Shell International in The Hague and London. Mr Folmer will retire later in the year.

Item 6

The Supervisory Board and the Board of Management propose that Mr A.G. Jacobs be re-appointed as a member of the Supervisory Board of the Company, on which he has served since 1998, with effect from July 1, 2003. He is scheduled to retire by rotation on June 30, 2003. Pursuant to Article 26, paragraph 1, of the Articles of Association he is eligible for immediate re-appointment. The Supervisory Board attaches great importance to retaining Mr Jacob’s experience and contribution as the Chairman and a member of the Board and of the Group Audit Committee.

Mr Jacobs was born in the Netherlands in 1936. He was formerly Chairman of the Executive Board of ING Group. He is currently Chairman of the Supervisory Boards of Joh. Enschedé and Imtech. In addition, he is Vice-Chairman of the Supervisory Boards of Buhrmann and VNU and a member of the Supervisory Boards of Euronext, IHC Caland and ING Group.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 6 listing Mr Jacobs in first place and Mr E. Henkes in second place. Mr Henkes (aged 59) was Chief Executive of Shell Chemicals until January 2003 and he will retire from Group service in April 2003.

Item 7

It is proposed that the issued share capital be reduced with a view to cancelling the shares repurchased by the Company up to the day of the meeting.

The Company commenced a share buyback programme on February 8, 2001. Shares will be repurchased from time to time in the market at prevailing market prices. The General Meeting of Shareholders held on May 16, 2002, adopted a proposal to cancel 27,362,800 ordinary shares which the Company had acquired in the period between the General Meetings held in 2001 and 2002. Over 15.7 million further shares have been repurchased since May 16, 2002.

The proposal comprises the cancellation of the shares repurchased under the programme between the General Meeting of May 16, 2002 and the General Meeting of April 23, 2003. The chairman of the meeting will announce the exact number of shares to be cancelled at the meeting. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after the decision to cancel the shares was taken.

The share buyback and the cancellation of the shares repurchased will result in a reduction of the issued share capital. This is in line with the policy of increasing the flow of funds to shareholders, in the form of dividends and share buybacks.

Item 8

It is proposed that the Board of Management again be authorised, with effect from July 1, 2003, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued share capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

ATTENDING THE MEETING1

If you wish to attend the meeting you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II); and

3.	submit an admittance card at the meeting (see II, final sentence).

If you wish to participate in the decision-making process through voting instructions without attending the meeting in person you must:

1.	be recorded as a shareholder (see I); and

2.	complete and return the voting instruction form you have received (see III).

If you wish to have yourself represented at the meeting by a proxy appointed by you, you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II);

3.	deposit a written power of attorney (see IV); and

4.	provide the proxy with the admittance card for the meeting (see II, final sentence).

I.     RECORD DATE

In accordance with Article 33, paragraph 2, of the Articles of Association, the Board of Management has determined that those persons who are recorded in one of the registers referred to below on April 16, 2003 (the “Record Date”), after all entries and cancellations have been processed, will have the right to attend and vote at the General Meeting of Shareholders on April 23, 2003:

Holders of share certificates to bearer:

the records of the institutions affiliated with the Netherlands Central Securities Depository (“Necigef”) which show to whom the shares belong under the Dutch Wet giraal effectenverkeer (Securities Giro Transfer Act).

Holders of registered shares of Hague registry:

the register of shareholders kept by N.V. Algemeen Nederlands Trustkantoor ANT.

Holders of registered shares of New York registry:

the register of shareholders kept by JPMorgan Chase Bank.

II.     REGISTRATION AND ADMISSION

A.	Holders of share certificates to bearer may attend the meeting if they have registered to do so. To that end they should instruct, either via their banks or securities institutions or otherwise, the institution affiliated with Necigef in whose records they are recorded as holders of the shares to register them in writing at one of the following institutions not later than April 16, 2003. Upon doing so the aforesaid affiliated institution should submit a declaration stating that the shares concerned will remain recorded in its records in the name of the shareholder up to and including the Record Date:

In Austria: Bank Austria Creditanstalt AG, Vienna.

In Belgium: ABN AMRO Bank N.V., Brussels. In France: Lazard Frères Banque, Paris. In Germany: Deutsche Bank AG, Frankfurt/Main.

In Luxembourg: DEXIA Banque Internationale à Luxembourg S.A., Luxembourg.

In the Netherlands: ABN AMRO Bank N.V., Breda; Fortis Bank (Nederland) N.V., Amsterdam.

In Switzerland: Credit Suisse First Boston, Zurich.

[1]	Not applicable to beneficial holders. Beneficial holders of New York registry who hold their shares through nominee banks or brokers are referred to the enclosed voting instruction form.

ATTENDING THE MEETING continued

B.	Holders of registered shares of Hague registry may attend the meeting if they register to do so with N.V. Algemeen Nederlands Trustkantoor ANT (PO Box 11063, 1001 GB Amsterdam, The Netherlands, tel. +31-20-522 2510) in writing not later than April 16, 2003, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Holders of registered shares of New York registry who are of record may attend the meeting if they register to do so with JPMorgan Chase Bank (c/o: JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, tel. 800-556-8639 (USA only) or
+1-781-575-4328) in writing not later than April 16, 2003, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Shareholders who have registered in accordance with the provisions under A or B will receive an admittance card for the meeting.

III.     VOTING INSTRUCTIONS

Holders of bearer shares who participate in the Shareholders’ Communication Channel and holders of registered shares of Hague or New York registry will receive a voting instruction form which can be used if they do not intend to attend the meeting in person but do wish to exercise their voting rights. They may use the form to indicate for each item on the agenda how their votes should be cast. The voting instruction form must be received at the return address stated on the form not later than 6 p.m. on April 16, 2003.

IV.     POWERS OF ATTORNEY

Shareholders who do not make use of the voting instruction form and wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated under II and also deposit a written power of attorney that must be received at the Company (FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands) not later than April 18, 2003. For this purpose, forms may be used which are obtainable free of charge at the institutions stated under II. To be admitted to the meeting, the proxy must submit the admittance card received by the shareholder.

V.     USUFRUCTUARIES AND PLEDGEES

What is stated above under I, II and IV is correspondingly applicable to usufructuaries and pledgees of bearer shares or registered shares, provided they have voting rights.

Long-term Incentive Plan

Shell Petroleum N.V. and The Shell Petroleum Company Limited each intend to adopt a new Long-term Incentive Plan (the “Plan”) for Group Managing Directors and other selected senior executives. The Plan for each of Shell Petroleum N.V. and The Shell Petroleum Company Limited will be identical except to the extent necessary to deal with different legal requirements applying to each company. A summary of the main features of the Plan is set out below, together with details of the way in which it is intended to operate. The remuneration policy under which the Plan will operate is set out in the Remuneration section on pages 15 to 18 of the Annual Report and Accounts 2002 and pages 5 and 6 of the Summary Annual Report and Accounts 2002.

1	Operation of the Plan

Awards under the Plan will normally only be made within a period of 14 days after the announcement of the “Royal Dutch/Shell Group of Companies Results” for a quarter or a year and it is intended to operate the Plan only once each year. However, the first awards are intended to be made as soon as practicable after the approval of the adoption of the Plan by the shareholders of Royal Dutch and Shell Transport.

2	Eligibility

Group Managing Directors and other selected senior executives will be eligible to participate. Group Managing Directors will be selected for participation in the Plan on the recommendation of the Remuneration and Succession Review Committee (“REMCO”). The Board of Shell Petroleum N.V. or The Shell Petroleum Company Limited, as appropriate, will administer the Plan for other senior executives.

3	Award

Under the Plan, participants will be made a conditional award of shares in either Royal Dutch or Shell Transport. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions discussed in item 7 below) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded to a participant in any year. No participant will in any year receive an award in excess of two times base salary (including directors’ fees) in force on the award date.

Benefits under the Plan are discretionary and are not pensionable.

4	Performance targets

The receipt of shares will be conditional on the satisfaction of performance targets which will be determined ahead of any awards, and will be set in the first quarter of the financial year in which such awards are to be made. The performance targets for Group Managing Directors will be established at the recommendation of REMCO and will need to be agreed by both the Supervisory Board of Royal Dutch and the Board of Directors of Shell Transport.

If the adoption of the Plan is approved, the performance targets will be linked to the total shareholder return (“TSR”, the average weighted share price performance plus dividends of Royal Dutch and Shell Transport) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance against both major home markets and industry competitors.

The first comparator group will consist of the largest ten companies (by way of market capitalisation) in the AEX index together with the largest twenty companies (also by way of market capitalisation) in the FTSE 100 share index, in each case, at the beginning of the relevant performance period. As at January 1, 2003, the first comparator group, in addition to Royal Dutch and Shell Transport, was AEX: ABN AMRO, AEGON, Ahold, Akzo Nobel, Heineken, ING Groep, KPN, Philips and Unilever N.V.; and FTSE: Anglo American, AstraZeneca, Aviva, Barclays, BG Group, BP, British American Tobacco, BT Group, Diageo, GlaxoSmithKline, HBOS, HSBC Holdings, Lloyds TSB Group, National Grid Transco, Rio Tinto, The Royal Bank of Scotland, Tesco, Unilever PLC and Vodafone Group. In the case of Royal Dutch and Shell Transport, and Unilever N.V. and Unilever PLC, the weighted average TSR of the two companies will be used.

The second comparator group will be the five major international integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. These groups will be used for the first performance period (January 1, 2003 to December 31, 2005).

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance, 25% will be received for median performance with a straight-line calculation between those two points. No shares will be received for performance below median. This method of calculation has been chosen because it is consistent both with shareholders’ expectations and market practice.

4	Performance targets continued

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

The performance targets may be amended if anything happens which causes REMCO, in the case of Group Managing Directors, to reasonably consider that changed performance targets would be a fairer measure of performance, and would not be more easy or difficult to satisfy.

At the end of the performance period, REMCO, in the case of Group Managing Directors, will determine the extent to which the performance targets have been satisfied and will calculate the number of shares (if any) a participant should receive in respect of an award.

5	Dividends

A participant will have no rights to dividends in respect of shares comprised in an award prior to the transfer of any such shares. However, awards will be adjusted for any payment of dividend by increasing the number of shares comprised in the award on the dividend payment date by applying a formula of which the numerator is the amount of gross dividend payable in respect of these shares and the denominator the market value of a share on the dividend payment date.

6	Satisfaction of the awards

Awards will be satisfied by the transfer of existing shares or, in exceptional circumstances on the recommendation of REMCO for awards made to Group Managing Directors, by means of a cash payment. No new shares will be issued under the Plan. Shares determined to be due pursuant to an award will be transferred to the participant free of charge. All personal taxes and social security contributions due in relation to the award and any transfer of shares or cash payments made pursuant thereto will be due and payable by the participant concerned.

7	Cessation of employment

Generally, if a participant leaves the employment of the Royal Dutch/Shell Group of Companies, he will not receive any shares. However, ifa participant leaves before the end of a performance period due to death, injury, ill-health or disability, he will receive a number of shares (if any) on cessation of employment calculated by applying the performance targets up to the end of the month prior to cessation, and, if REMCO so recommends, pro-rated to take account of the period between the date of the award and the date of cessation. If he leaves due to redundancy or by mutual agreement or due to the sale of his employing company then REMCO may recommend that he receive shares calculated as set out above.

If a participant leaves employment due to normal retirement in accordance with his employment contract then the award continues.

8	Takeover and reconstruction

In the event of a takeover as defined in the Plan, participants will have shares transferred to them as soon as practicable after the takeover. The number of shares (if any) will be calculated by applying the performance targets up to the end of the month prior to the takeover.

In the event of a reconstruction as defined in the Plan, awards may be replaced with (as far as possible) equivalent new awards or shares in the new company or companies replacing Royal Dutch or Shell Transport as a result of that reconstruction. Performance targets may be amended as mentioned in item 4 above.

9	Variation of share capital

Awards may be varied to take account of variations in the share capital of Royal Dutch or Shell Transport.

10	Amendment

Any proposed change to the provisions of the Plan which would be to the advantage of participants or future participants and relates to the definition of the categories of persons to whom awards may be made under the Plan, the limit on individual awards discussed in item 3 above, or the rights of participants in the event of a variation of capital of Royal Dutch or Shell Transport requires the prior approval of the shareholders of Royal Dutch and Shell Transport in general meeting. No such approval is required for other changes, including changes intended to benefit the administration of the Plan, or to comply with or take account of existing or proposed legislation or to secure favourable tax treatment for the companies of the Royal Dutch/Shell Group or participants.

11	Termination

The Plan may be terminated at any time and in any event no awards may be made after the tenth anniversary of the approval of the adoption of the Plan by the shareholders of Royal Dutch and Shell Transport.

Voting Instruction Form for registered shareholders

☒ PLEASE MARK VOTES
AS IN THIS EXAMPLE

ROYAL DUTCH PETROLEUM COMPANY

PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE ITEMS TO BE VOTED AT THE MEETING.

CONTROL NUMBER:

Please be sure to sign and date this Voting Instruction Card	Date

Shareholder sign here	Co-owner sign here

General Meeting of Shareholders

	For	Against	Abstain		For	Against	Abstain
Item 2a	☐	☐	☐	Item 4	☐	☐	☐
Item 2b	☐	☐	☐	Item 5	☐	☐	☐
Item 2c	☐	☐	☐	Item 6	☐	☐	☐
Item 3	☐	☐	☐	Item 7	☐	☐	☐
				Item 8	☐	☐	☐

•     Footnote to items 4, 5 and 6: A vote AGAINST the proposed candidate will be counted as a vote FOR the second candidate listed on the nomination (please refer to the Notice of Meeting).

Mark box at right if an address change has been noted on the reverse of this card ☐

DETACH CARD	DETACH CARD

TO THE REGISTERED HOLDERS OF COMMON SHARES
OF NEW YORK REGISTRY (“NEW YORK SHARES”)
OF ROYAL DUTCH PETROLEUM COMPANY

JPMorgan Chase Bank (the “Transfer Agent”) has received advice that a General Meeting of Shareholders (the “Meeting”) of Royal Dutch Petroleum Company (the “Company”) will be held in the “Circustheater”, Circusstraat 4, The Hague, The Netherlands, on Wednesday, April 23, 2003 at 10:30 a.m., for the purposes set forth in the Notice of Meeting enclosed herewith.

If you would like the Transfer Agent, through its Nominee or Nominees, vote or execute a proxy to vote your New York Shares for or against or to abstain from voting on the Items to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Transfer Agent to vote, or execute a proxy to vote, for or against or to abstain from voting on the Items, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Transfer Agent before 6:00 p.m., April 16, 2003.

NOTE: If you wish to attend the Meeting in person, please contact the Transfer Agent prior to April 16, 2003, to arrange for an Admittance Card for the Meeting being held in The Netherlands.

Although the attached Voting Instruction Card is being forwarded to New York Shareholders of record as of March 12, 2003, only those New York Shareholders still registered on the books of the Transfer Agent as of close of business on April 16, 2003 will be entitled to attend the Meeting or to have their votes counted at the Meeting.

JPMorgan Chase Bank, Transfer Agent

Dated: March 21, 2003

ROYAL DUTCH PETROLEUM COMPANY
JPMorgan Chase Bank, Transfer Agent
P.O. Box 43062, Providence, RI 02940-5115

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, being the registered holder of Common Shares of Royal Dutch Petroleum Company registered and transferable in The City of New York (the “New York Shares”) hereby constitutes and appoints (see notes 1 and 2 to instruction) ______________________________ residing at ______________________________ the proxy of the undersigned, for and in the name, place and stead of the undersigned to attend and address the General Meeting of Shareholders of said Company to be held on Wednesday, April 23, 2003, at 10:30 a.m., in the “Circustheather”, Circusstraat 4, The Hague, The Netherlands, and every adjournment thereof and to exercise thereat the powers attached to the New York Shares of the said Company in respect of which the undersigned may be entitled to vote at the Meeting, and in general exercise all rights the undersigned could exercise thereat in respect of those shares if personally present, upon all matters which may properly come before such Meeting and every adjournment thereof, hereby ratifying and confirming all that the said proxy may lawfully do by virtue hereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the New York Shares will be voted by the proxy FOR all Items at the Meeting.

INSTRUCTION FOR THE COMPLETION OF PROXY FORM IN CASE YOU DO NOT WISH TO ATTEND MEETING IN PERSON

(1)	If you appoint your own proxy, you must write the name and place of residence of the person who is to act as proxy in the space provided and sign the proxy form.

(2)	If you do not wish to appoint a proxy of your own choice, you should sign the proxy form without naming a proxy and deposit the same not later than 6:00 p.m., April 16, 2003, with JPMorgan Chase Bank, P.O. Box 43062, Providence RI 02940-5115, who will, through its Nominee or Nominees, vote or execute a proxy to vote the shares on your behalf.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Registrar. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which the sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?
_______________________________________________________________________________________________
_______________________________________________________________________________________________
_______________________________________________________________________________________________

AGENDA ITEMS TO BE VOTED UPON

2.	Annual Accounts 2002.

(a)	Finalization of the Balance Sheet as at December 31, 2002, the Profit and Loss Account for the year 2002 and the Notes to the Balance Sheet and the Profit and Loss Account.

(b)	Declaration of the final dividend for the year 2002.

(c)	Discharge of the Managing Directors of responsibility in respect of their management and of the members of the Supervisory Board for their supervision for year 2002.

3.	Proposal to approve the adoption of new Long-term Incentive Plan.

4.	Appointment of Mr R.J. Routs as Managing Director of the Company.*

5.	Appointment of Mr W. Kok as a member of the Supervisory Board.*

6.	Appointment of Mr A.G. Jacobs as a member of the Supervisory Board owing to retirement by rotation.*

7.	Reduction of the issued share capital with a view to canceling the shares acquired by the Company in its own capital.

8.	Authorization of the Board of Management, pursuant to Article 98, Book 2 of the Netherlands Civil Code, as the competent body to acquire shares in the capital of the Company.

* Footnote to Items 4, 5 and 6: A vote AGAINST the proposed candidate will be counted as a vote FOR the second candidate listed on the nomination (please refer to the Notice of Meeting).

Voting Instruction Form for beneficial holders

ROYAL DUTCH PETROLEUM COMPANY ANNUAL MEETING TO BE HELD ON 04/23/03
FOR HOLDERS AS OF 03/12/03 * ISSUER CONFIRMATION COPY - INFO ONLY *
13 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

780257804

ROYAL DUTCH PETROLEUM COMPANY
04/23/03
2 ITEM(S)

THIS SPACE INTENTIONALLY LEFT BLANK
PLEASE INDICATE YOUR VOTING
INSTRUCTIONS FOR EACH PROPOSAL

2A	*- FINALIZATION OF THE ANNUAL ACCOUNTS 2002. ---------------------------->>>	FOR 0079901	--->>>	2A
2B	*- DECLARATION OF THE FINAL DIVIDEND FOR THE YEAR 2002. --------------->>>	FOR 0080201	--->>>	2B
2C	*- DISCHARGE OF THE MANAGING DIRECTORS AND THE SUPERVISORY BOARD ----->>> OF RESPONSIBILITY FOR MANAGEMENT AND SUPERVISION FOR 2002.	FOR 0079900	--->>>	2C
3	*- PROPOSAL TO APPROVE THE ADOPTION OF A NEW LONG-TERM INCENTIVE ----->>> PLAN.	FOR 0020701	--->>>	3
4	*- APPOINTMENT OF MR R.J. ROUTS AS MANAGING DIRECTOR OF THE ---------->>> COMPANY.*	FOR 0019900	--->>>	4
5	*- APPOINTMENT OF MR W. KOK AS A MEMBER OF THE SUPERVISORY BOARD.* --->>>	FOR 0019900	--->>>	5
6	*- APPOINTMENT OF MR A.G. JACOBS AS A MEMBER OF THE SUPERVISORY ------>>> BOARD OWING TO RETIREMENT BY ROTATION.*	FOR 0019900	--->>>	6
7	*- REDUCTION OF THE ISSUED SHARE CAPITAL WITH A VIEW TO CANCELLING --->>> THE SHARES ACQUIRED BY THE COMPANY IN ITS OWN CAPITAL.	FOR 0050803	--->>>	7
8	*- AUTHORIZATION OF THE BOARD OF MANAGEMENT, PURSUANT TO ARTICLE ----->>> 98, BOOK 2 OF THE NETHERLANDS CIVIL CODE, AS THE COMPETENT BODY TO ACQUIRE SHARES IN THE CAPITAL OF THE COMPANY.	FOR 0050901	--->>>	8

NOTE IN ORDER TO HAVE YOUR SHARES VOTED, YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN APRIL 16, 2003 AT 6:00 PM EDT

NOTE * FOOTNOTE TO ITEMS 4, 5 AND 6: A VOTE "AGAINST" THE PROPOSED CANDIDATE WILL BE COUNTED AS A VOTE "FOR" THE SECOND CANDIDATE LISTED ON THE NOMINATION (PLEASE REFER TO THE NOTICE OF MEETING).
NOTE BY SIGNING THIS DOCUMENT, YOU WARRANT THAT YOU OWNED THESE SHARES AS OF THE APRIL 16, 2003, THE TRUE RECORD DATE.

FOR AGAINST ABSTAIN

X

3

FOR AGAINST ABSTAIN

780257804

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

FOR AGAINST ABSTAIN

ADP

DO NOT USE

51 MERCEDES WAY
EDGEWOOD NY 11717

FOR AGAINST ABSTAIN

DO NOT USE

DO NOT USE

FOR AGAINST ABSTAIN

DO NOT USE

DO NOT USE

DO NOT USE

ROYAL DUTCH PETROLEUM COMPANY
C/O PROXY SERVICES CORPORATION
115 AMITY STREET
JERSEY CITY, NJ 07304
ATTN: GREG PENN

P70743

8

13

VIF01H

VOTING INSTRUCTIONS

TO OUR CLIENTS,

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. SUCH SECURITIES CAN BE VOTED ONLY BY US AS THE HOLDER OF RECORD. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES. IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT, IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM, THE SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

VOTING INSTRUCTION NUMBER 1 -

WE URGE YOU TO SEND IN YOUR INSTRUCTION SO THAT WE MAY VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, HOWEVER, THE RULES OF THE NEW YORK STOCK EXCHANGE PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE. THE PROXY MAY BE GIVEN AT DISCRETION BY THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE PROXY MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE; ON THE FIFTEENTH DAY IF PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IF YOU ARE UNABLE TO COMMUNICATE WITH US BY SUCH DATE, WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

VOTING INSTRUCTION NUMBER 2 -

WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT, UNDER THE RULES OF THE NEW YORK STOCK EXCHANGE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOU SPECIFIC VOTING INSTRUCTIONS.

IF WE DO NOT HEAR FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE. WE MAY VOTE YOUR SECURITIES IN OUR DISCRETION TO THE EXTENT PERMITTED BY THE RULES OF THE EXCHANGE (ON THE TENTH DAY, IF THE PROXY MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE; ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IF YOU ARE UNABLE TO COMMUNICATE WITH US BY SUCH DATE, WE WILL NEVERTHELESS FOLLOW YOUR VOTING INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

VOTING INSTRUCTION NUMBER 3 -

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

VOTING INSTRUCTION NUMBER 4 REMINDER –

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED.

ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS YET RECEIVED YOUR VOTING INSTRUCTIONS ON THE MATTERS TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

THE VOTING INSTRUCTIONS REQUEST PERTAINS TO SECURITIES CARRIED BY US IN YOUR ACCOUNT BUT NOG REGISTERED IN YOUR NAME. SUCH SECURITIES CAN BE VOTED ONLY BY US AS THE HOLDER OF RECORD OF THE SECURITIES. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

==============================

SHOULD YOU WISH TO ATTEND THE MEETING AND VOTE IN PERSON. PLEASE CHECK THE BOX ON THE FRONT OF THE FORM FOR THIS PURPOSE. A LEGAL PROXY COVERING YOUR SECURITIES WILL BE ISSUED TO YOU.

Proxy Services
P.O. Box 9072
Farmingdale NY 11735-9579

P.O. Box 9072

WRONG WAY

Please ensure you fold then detach and retain this portion of the Voting Instruction Form

Fold and Detach Here                                                                   Fold and Detach Here